25002166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-16774

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MAYHILL AGENCY, LLC

SEC Mail Processing
FEB 27 2025
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

44 CHURCH STREET
(No. and Street)

LITTLE SILVER	NJ	07739
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOUIS A ALMERINI	(908) 944-9897	LALMERINI@MAYHILLAGENCY.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LIEBMAN GOLDBERG & HYMOWITZ, LLP
(Name – if individual, state last, first, and middle name)

595 STEWART AVE STE 420	GARDEN CITY	NY	11530
(Address)	(City)	(State)	(Zip Code)

11/25/2003	473
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS P. BUCKMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MAYHILL AGENCY, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: PRESIDENT

Notary Public

JOANNE SHAWGER
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires May 20, 2028

SEC Mail Processing
FEB 27 2025
Washington, DC

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MAYHILL AGENCY, LLC

FINANCIAL STATEMENTS

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

MAYHILL AGENCY, LLC

December 31, 2024

TABLE OF CONTENTS

LIEBMAN HYMOWITZ LLP

Certified Public Accountants

595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Mayhill Agency, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mayhill Agency, LLC as of December 31, 2024, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mayhill Agency, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mayhill Agency, LLC's management. Our responsibility is to express an opinion on Mayhill Agency, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mayhill Agency, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 12 through 13 has been subjected to audit procedures performed in conjunction with the audit of Mayhill Agency, LLC's financial statements. The supplemental information is the responsibility of Mayhill Agency, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 12 through 13 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liebman Hymowitz LLP

Liebman Hymowitz, LLP

We have served as Mayhill Agency, LLC's auditor since 2002.

Garden City, New York

February 25, 2025

MAYHILL AGENCY, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS	
Cash	$ 31,047
Commissions receivable	5,216
Prepaid expenses	1,444
Total Assets	**$ 37,707**
LIABILITIES & MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 18,140
Total Liabilities	**18,140**
Member's Equity	
Member's equity	19,567
Total Member's Equity	**19,567**
TOTAL LIABILITIES & MEMBER'S EQUITY	**$ 37,707**

The accompanying notes are an integral part of these financial statements.

MAYHILL AGENCY, LLC
STATEMENT OF INCOME
For the year ended December 31, 2024

Revenues:	
Commission income	$ 57,449
Interest	16
Total revenues	57,465
Expenses:	
Compensation	15,000
NASD and SIPC fees	3,815
Professional fees	22,824
Rent and occupancy expense	5,400
Telephone	2,271
Other	733
Total expenses	50,043
Net income	$ 7,422

The accompanying notes are an integral part of these financial statements.

MAYHILL AGENCY, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2024

Balance - January 1 , 2024	$ 30,161
Net income	7,422
Distributions to member	(18,016)
Balance - December 31, 2024	$ 19,567

The accompanying notes are an integral part of these financial statements.

MAYHILL AGENCY, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2024

Cash flows from operating activities:	
Net income	$ 7,422
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in commission receivable	10
(Increase) in prepaid expenses	(95)
Increase in accounts payable and accrued expenses	12,790
Net adjustments	12,705
Net cash provided by operating activities	20,127
Cash flows used in financing activities:	
Distributions to member	(18,016)
Net cash (used in) financing activities	(18,016)
Net increase in cash	2,111
Cash - beginning of year	28,936
Cash - end of year	$ 31,047

The accompanying notes are an integral part of these financial statements.

MAYHILL AGENCY, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 1 - Organization:

The Company is a single-member limited liability company organized on October 25, 2002. There were no transactions until December 23, 2003 when the company assumed the business activities and all assets and liabilities of Mayhill Agency, Inc., effective January 1, 2004. By virtue of this transaction, FINRA has ruled the firm's business activity Mayhill Agency, Inc. will remain unchanged and constitutes a succession of the Company.

In March 2014, a former member of Mayhill Agency, LLC sold its interest to a new member in accordance with the rules and regulations of FINRA. During May 2023, that member sold his interest to a new member, JTC Holdings Inc. in accordance with the rules and regulations of FINRA, and the Company is now a wholly owned subsidiary of JTC Holdings Inc.

The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 -- Summary of Significant Accounting Policies:

Revenue Recognition:

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company derives commission revenue from 12b-1 fees. The Company generates trailing commission revenue based on a percentage of the current market value of holdings in trail-eligible assets, and is recognized over the period during which services, such as support are performed. As trailing commission revenue is based on the market value of investment holdings, this variable consideration is constrained until the market value is determinable. The contractual rate is applied to either the monthly or quarterly value of the holdings. Revenue is accrued monthly as services are provided. For the year ended December 31, 2024, total commission revenue was $57,449.

Note 2 - Summary of Significant Accounting Policies (continued):

Commissions Receivable

The Company has receivables due from other financial institutions. In accordance with ASC Topic 326, Financial Instruments - Credit Losses ("CECL"), the allowance for credit losses is based on the Company's expectation of the collectability of financial instruments utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectations of the collectability in determining the allowance for credit losses. Management does not believe that any allowance is required as of December 31, 2024.

Income Taxes:

The Company is a single-member Limited Liability Company and is treated as a disregarded entity for federal incomes purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the member's capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

At December 31, 2024, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Note 2 - Summary of Significant Accounting Policies (continued):

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Fair Value Measurement:

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) inactive markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

As of December 31, 2024, the Company's fair value hierarchy consisted of level 1 inputs of cash in the amount of $31,047.

Note 2- Summary of Significant Accounting Policies (continued):

Leases:

Operating leases became subject to ASC Topic 842 Leases ("ASC 842"), which calls for the capitalization of these operating leases and thereby increasing transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the Statement of Financial Condition. Under ASC 842, the only leases that are exempt from the capitalization requirement are short-term leases less than or equal to 12 months in length, which applies to our office space lease.

The Company has not entered into any long-term leases.

Segment Information:

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), that became effective for fiscal years beginning after December 15, 2023. The additional disclosures required by ASC 280 are provided in Note 7 – Segment Information.

Recent Accounting Pronouncements:

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to the financial statements of the Company.

Note 3- Related Party Transactions:

During 2024 the Company occupied office space located in Little Silver, New Jersey pursuant to a one-year lease executed on December 1, 2023 and renewed for one year on December 1, 2024. The building is owned by an affiliated company which is also a wholly owned subsidiary of JTC Holdings, Inc. The current lease commenced December 1, 2024 and expires on November 30, 2025. The lease calls for monthly rent in the amount of $450 commencing December 1, 2024 and can be terminated only by agreement of both parties. All utilities with the exception of the phone are included in the lease.

Rent and occupancy expense for the year ended December 31, 2024 was $5,400. Future minimum rental commitments for the year ending December 31, 2025 are $4,950.

Note 4- Net Capital Requirements:

The Company as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c-3-1. This rule requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity may not be withdrawn if the resulting net capital would exceed 10 to 1. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness (as defined). As of December 31, 2024, the Company's regulatory net capital was $12,907 which was $7,907 in excess of its minimum requirement of $5,000 under SEC Rule 15-c-3-1. The Company had a percentage of aggregate indebtedness to net capital of 140.54% at December 31, 2024.

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2024 the Company implemented such policies and procedures.

Note 5 - Exemption from Rule 15c3-3:

The Company is exempt from Rule 15c3-3 based on paragraph (k)(l) as it does not maintain customer accounts and operates on a fully disclosed basis.

Note 6 – Contingencies:

The Company is currently not party to any arbitration claims, counterclaims, or lawsuits.

The Company is a registered broker-dealer and as such is subject to the continuous review and supervision of those who regulate its industry, including FINRA and the United States Securities and Exchange Commission.

As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations as soon as possible. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Note 7- Segment Information:

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist exclusively of the distribution of shares of registered open-end investment companies or unit investment trusts. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The accompanying Statement of Income presents the segment revenue and expenses of this single reporting segment. All revenues and expenses are allocated to the broker-dealer activities, and there is no significant variation in performance across different areas of the business.

The accompanying Statement of Financial Condition presents all segment assets of this single reporting segment.

Note 8 - Subsequent Events:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2025, the date the financial statements were available to be issued.

MAYHILL AGENCY, LLC
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
For the year ended December 31, 2024

Net Capital

Total members' equity from statement of financial condition	$ 19,567
Deduct members' equity not allowed for net capital	-
Total capital	19,567
Deductions and/or charges:	
Non-allowable assets	
Commissions receivable	5,216
Prepaid expenses	1,444
Total deductions and/or charges	6,660
Net capital	12,907
Minimum requirements of 6-2/3% of aggregate indebtedness of $18,140 or $5,000, whichever is greater	5,000
Excess net capital	$ 7,907

Aggregate Indebtedness

Total liabilities from statement of financial condition	$ 18,140
Percentage of Aggregate Indebtedness to Net Capital ($18,140/$12,907)	140.54%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5 Part II-A filing.

MAYHILL AGENCY, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2024

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the Exemption provision of such paragraph (k)(l) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.

LIEBMAN HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Mayhill Agency, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) Mayhill Agency, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mayhill Agency, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) ("exemption provisions") and (2) Mayhill Agency, LLC stated that Mayhill Agency, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mayhill Agency, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mayhill Agency, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liebman Hymowitz LLP

Liebman Hymowitz, LLP
Garden City, New York

February 25, 2025

MAYHILL AGENCY, LLC

Rule 15c3-3 Exemption Report

December 31, 2024

Assertions Regarding Exemption Provisions

Mayhill Agency, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240 17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240, 15c3-3 under the following provisions of C.F.R. §240.15c3-3 (k)(1).
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Mayhill Agency, LLC

I, Thomas P. Buckman, swear (or affirm) that to my best knowledge and belief, this Exemption Report is true and correct.

Thomas P. Buckman
President